

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2024

John H. Ruiz
Chief Executive Officer
MSP Recovery, Inc.
2701 Le Jeune Road, Floor 10
Coral Gables, FL 33134

      Re: MSP Recovery, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed December 8, 2023
          File No. 333-269346

Dear John H. Ruiz:

      We have reviewed your amended registration statement and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed December 8, 2023

Prospectus Summary
Recent Developments, page 8

1.   Please provide disclosure in your "Recent Developments" section regarding the SEC investigation that you discuss on pages 44 and 124.

Risk Factors, page 15

2.   Please provide risk factor disclosure regarding the first priority lien on all sources of revenue of the company under the Virage MTA Amendment. Address the impact of the lien on your revenue and discuss the risks and uncertainties to your operations and shareholders.

       Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Adam Buehler, Esq.